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                                               Filed by The J.M. Smucker Company
                                                   Commission File No. 001-05111
                                                                       333-68416
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  Subject Company: The Procter & Gamble Company
                                                   Commission File No. 001-00434


This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.


          J.M. SMUCKER ANNOUNCES STOCK DEAL WITH P&G FOR JIF AND CRISCO

              --- Smucker combines three #1 classic food brands ---


ORRVILLE, Ohio and CINCINNATI, Ohio, October 10 ----- The J.M. Smucker Company (NYSE: SJM) and The Procter & Gamble Company (NYSE: PG) today announced a definitive agreement to merge the JIF peanut butter and CRISCO cooking oils businesses into The J.M. Smucker Company in an all-stock transaction.

Prior to completion, the JIF and CRISCO brands and the associated assets will be spun off from the existing P&G Company and then immediately merged with The J.M. Smucker Company. Procter & Gamble shareholders will receive one share of new J.M. Smucker stock for every 50 shares they hold in Procter & Gamble in a tax-free transaction. Based on Smucker's closing stock price of $25.89 on October 9, 2001, this represents a pre-tax equivalent cash price of $1.0 billion or approximately 1.7 times net sales.

With successful closing of the transaction, Smucker expects its sales to approximately double, to $1.3 billion. For fiscal 2003, the first full year of integration, Smucker projects net earnings before one time costs associated with the transaction to be in the range of $95-105 million, almost three times current levels. This includes a provision for increased marketing support focused on the JIF and CRISCO brands.

Additionally, the Smucker Company said it expects the combined earnings power of the three brands to allow it both to continue its historic strong dividend practice, typically in the range of 40 to 50 percent of earnings, and to pursue new product development and acquisition opportunities while maintaining its investment grade rating profile.

For P&G, the transaction is expected to be slightly dilutive in fiscal 2002, but the company is comfortable with the current range of estimates. Dilution in fiscal 2003 is estimated at 6 cents per share. However,


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with the potential accretive impact of the pending Clairol transaction, P&G still expects to achieve its earnings goal of double-digit growth in 2003.

EXECUTIVE COMMENTS:
------------------

"The combination of these icon brands, SMUCKER'S, JIF and CRISCO --- all with number one market positions --- creates a new and exciting company with the strongest of positions in both the minds of consumers and in the center aisles of the nation's retail outlets," said Timothy Smucker, Smucker Chairman and Co-CEO.

"Not only is this transaction very accretive to earnings, it provides significant cash flows when coupled with our already strong balance sheet," said Richard Smucker, Smucker President and Co-CEO. "Just as important, it will strengthen our position to acquire other complementary leading food brands, providing opportunity for greater top- and bottom-line growth and clearly enhancing shareholder value."

"JIF and CRISCO are strong U.S. brands but they're no longer a strategic fit for P&G as we focus on building our big brands in core categories," said A.G. Lafley, President and CEO of Procter & Gamble. "At Smucker they will continue to enjoy a prominent position in another one of America's most admired companies, with an over 100-year proven track record of quality brand management."

According to Mr. Lafley, "This structure builds shareholder value very efficiently - a spin off of JIF and CRISCO assets directly to our shareholders, and the opportunity for them to participate in the future growth of the new J.M. Smucker Company."

"Both these brands are an outstanding fit for Smucker," said Timothy Smucker. "CRISCO is very profitable and our singular focus on food will accrue to CRISCO'S benefit, and provide us an enabling platform leading to new categories and enhancing vertical integration."

"Combining JIF and SMUCKER'S" Richard Smucker explained, "brings number one brands together in the original, All-American comfort food - peanut butter and jelly. JIF also offers a broad and exciting menu of possibilities for product development and growth."

"In addition to the brands being market leaders, our companies possess similar management and employee cultures, common focus on customers, dedication to the highest standards of quality for



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consumers, and commitment to continually enhancing shareholder value. That is why both Richard and I, along with our entire board and management team, are so enthusiastic about this deal," Timothy Smucker concluded.

TRANSACTION DETAILS:
-------------------

This spin-off and merger transaction (a "Revised Morris Trust" structure) effectively manages the tax implications to the parties. Procter & Gamble shareholders will own approximately 53 percent of the newly combined company, which will have approximately 49.3 million shares outstanding. The transaction is subject to regulatory and Smucker shareholder approvals, and the receipt of a ruling from the Internal Revenue Service that the transaction is tax free to both companies and their shareholders. The transaction is expected to close during the second calendar quarter of 2002.

Following the completion of the transaction, the expanded company will include the JIF and CRISCO manufacturing plants in Lexington, Kentucky, and Cincinnati, Ohio, respectively, in addition to the existing Smucker facilities. Smucker will offer employment to all employees at these facilities 100% dedicated to these businesses.

CONFERENCE CALL DETAILS:
-----------------------

The J.M. Smucker Company and Procter & Gamble will hold a joint conference call on Wednesday, October 10, 2001 at 8:45 a.m. (ET) to review the Jif and Crisco merger with the J.M. Smucker Company. The call will last approximately one hour. You may participate by dialing 1-800-946-0713 for Domestic Calls or 1-719-457-2642 for International Calls.

Please call at least 10 minutes prior to the conference call and use confirmation code 658846.

A replay of the conference call will be available between 12:00 noon (ET) on October 10th until midnight (ET) on Monday, October 15th. To access this replay, please dial 1-800-289-0579 for Domestic Calls or 1-719-457-2550 for International Calls. Please use the same confirmation code for the replay - 658846.

The conference call will also be webcast on Wednesday, October 10, 2001 at 8:45 a.m. (ET). You may receive the web cast by going to:

http://www.pg.com/investors     or      http://www.smucker.com
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We suggest you check in at least ten minutes in advance of the start time to complete the brief registration process and ensure you are set up to receive the web cast.

THE J.M. SMUCKER COMPANY:
------------------------

The J.M. Smucker Company (www.smucker.com) was founded in 1897, when the Company's namesake and founder sold his first product -- apple butter -- from the back of a horse-drawn wagon. Today, over a century later, the Company is the market leader in fruit spreads, ice cream toppings, health and natural foods beverages, and natural peanut butter in North America. For over 100 years, The J.M. Smucker Company has been headquartered in Orrville, Ohio and has been family run for four generations. The Company has over 2,000 employees worldwide and distributes products in more than 70 countries.

THE PROCTER & GAMBLE COMPANY:
----------------------------

P&G markets more than 250 brands including Pampers(R), Tide(R), Ariel(R), Always(R), Whisper(R), Pantene(R), Bounty(R), Pringles(R), Folgers(R), Charmin(R), Downy(R), Lenor(R), Iams(R), Olay(R), Crest(R), Vicks(R) and Actonel(R). P&G employs nearly 106,000 people in more than 80 countries worldwide. For more information about P&G, please visit our website at www.pg.com.

THE J.M. SMUCKER COMPANY FORWARD LOOKING INFORMATION:
----------------------------------------------------

This press release contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. These include statements regarding estimates of future earnings and cash flows and expectations as to the closing of the transaction. Other uncertainties include, but are not limited to, general economic conditions within the U.S., strength of commodity markets from which raw materials are procured and the related impact on costs, ability to obtain regulatory and shareholders' approval, including without limitation a private letter ruling from the Internal Revenue Service, integration of the acquired businesses in a timely and cost effective manner, and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect the Company are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission, including Forms 10-Q and 10-K.

THE PROCTER & GAMBLE COMPANY FORWARD LOOKING INFORMATION:
--------------------------------------------------------


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All statements, other than statements of historical fact included in this news release, are forward looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this news release, there are certain factors that could cause results to differ materially from those anticipated by some of the statements made. These include achievement of the business unit volume and income growth projections, the achievement of the Company's cost containment goals, any adverse effects related to or arising out of the events of September 11, 2001 as well as factors listed in Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's most recently filed Forms 10-K and 8-Ks.

SECURITIES LAW LEGENDS:
----------------------

The J. M. Smucker Company will file a proxy statement-prospectus and other relevant documents concerning the proposed merger transaction with the Commission. Investors are urged to read the proxy statement-prospectus when it becomes available and other relevant documents filed with the Commission because they will contain important information on the proposed transaction. You will be able to obtain the documents filed with the Commission free of charge at the website maintained by the Commission at www.sec.gov. In addition, you may obtain documents filed with the Commission by The J. M. Smucker Company free of charge by requesting them in writing from The J. M. Smucker Company, Strawberry Lane, Orrville, Ohio 44667, Attention: Investor Relations, or by telephone at 330-682-3000.
The J. M. Smucker Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from The J. M. Smucker Company's shareholders. A list of the names of those directors and executive officers and descriptions of their interests in The J. M. Smucker Company is contained in The J. M. Smucker Company's proxy statement dated July 10, 2001, which is filed with the Commission. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement-prospectus when it becomes available.

CONTACTS:
--------

P&G: Margaret Swallow 800-242-3408
J.M. Smucker Investors: Steven J. Ellcessor 330-684-3280
J.M. Smucker Media: Brenda Dempsey 330-684-3084